

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 14, 2017

Via E-mail
Daniel Shaeffer
Chief Executive Officer
Cottonwood Multifamily Opportunity Fund, Inc.
6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121

> **Re: Cottonwood Multifamily Opportunity Fund, Inc.**
> **Offering Statement on Form 1-A**
> **Filed August 21, 2017**
> **File No. 024-10730**

Dear Mr. Shaeffer:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure that you may, in your board of directors' sole discretion, elect to qualify as a real estate investment trust beginning with the taxable year ending December 31, 2017 or a subsequent year, but you are not required to do so. Please revise to describe more specifically why your board of directors has not yet made such determination, the factors your board intends to consider in making such determination and how such determination will impact your operations, including, as applicable, any impact on distributions and potential difficulty in converting to a REIT at a later date.

Cover Page

2.   Please revise your cover page to state that you are not an investment company and investors will not have the protections provided under the Investment Company Act of 1940.

Estimated Use of Proceeds, page 65

3.   Please revise your disclosure in footnote (3) to clarify that the "certain contracts" are those referenced in the fees and other services section and cross reference to where the material terms of those agreement are disclosed.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel, Office of Real
Estate and Commodities